
May 22, 2014

Via E-mail
Carlos Paya, M.D., Ph.D.
President and Chief Executive Officer
Immune Design Corp.
1616 Eastlake Ave. E., Suite 310
Seattle, WA 98102

> **Re:** **Immune Design Corp.**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted April 24, 2014**
> **CIK No. 0001437786**

Dear Dr. Paya:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

1. Please submit all outstanding exhibits as soon as practicable.  We may have further comments upon examination of these exhibits.

2. Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please

supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

4.  Please be advised that when you submit an application for confidential treatment relating to your exhibits, we will perform a separate review of this application. The review of your registration statement will not be complete until all comments concerning any related confidential treatment request have been cleared.

Prospectus Summary
Our Company, page 1

5.  We note your disclosure that one patient had an initial complete response after treatment with G100. You should appropriately qualify this statement in the prospectus summary by adding that the results from this trial are not yet final and you have not yet determined whether the complete response was treatment-related.

Our Clinical Programs, page 3

6.  We note your reference here and throughout your prospectus that several indications for which you are pursuing treatments are "orphan diseases." As the term is first used on this page, please clarify what an orphan disease is and the regulatory benefits associated with such status. Please additionally eliminate the reference to the resulting possibility of "a streamlined regulatory approval pathway," as orphan drug designation from the FDA would not guarantee such a pathway.

Risks Associated with Our Business, page 4

7.  The risks disclosed in your prospectus summary should present the most material risks to investors and should be reasonably specific. In this regard, the risks described in several bullet points appear to be boilerplate. Please provide more details, including but not limited to your total accumulated deficit in bullet point 1; the fact that you have no commercialized products in bullet point 2; the specific patents or other intellectual property on which you rely in bullet point 11; the specific key employees referenced in bullet point 12; and the specific third parties on which you are dependent in bullet point 13.

Risk Factors
We depend on key personnel…, page 20

8.  Please disclose the particular key personnel on whom you depend in this risk factor.

Use of Proceeds, page 38

9. Please disclose whether you plan to use any proceeds from this offering to complete your ongoing Phase 1 trials. In addition, please disclose how far into the Phase 2 trial of CMB305 and the Phase 2 trial of G100 you expect to progress with the help of funds from this offering together with current cash and cash equivalents.

Managements' Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Significant Judgments and Estimates
Stock-Based Compensation, page 52

10. We may have additional comments on your accounting for stock compensation or any beneficial conversion features once you have disclosed an estimated offering price. Please supplementally provide us with a quantitative and qualitative analysis explaining the difference between the estimated offering price and the fair value of each equity issuance since October 2013 through the date of effectiveness.

11. Please include a statement in your filing regarding your common stock valuation that clarifies that once the company becomes public these estimates will not be necessary since the fair value will be the trading value.

Business
Overview, page 65

12. Please include a brief description of your corporate history in this section, including your year and location of incorporation and a summary of the general development of the business during the past 5 years, in accordance with Item 101(a) of Regulation S-K.

The Immune Design Difference, page 70

13. Please expand disclosure in this section to clarify what properties of DCVex differentiate it from other viral vectors such that the risks of virus replication and subsequent infections of non-DC cells are minimized. In particular, please explain in greater detail how your lentiviruses are integration-deficient and the associated modifications you have made to the vector genome. In your revised disclosure, please avoid overly complex scientific terminology that may be confusing to an average investor.

Our Clinical Programs, page 74

14. Please disclose in this section whether there is an effective investigational new drug (IND) application for each of the following:

- LV305
- G305
- CMB305
- G100

In each instance, if an IND has been filed for the compound indicated, please disclose the corresponding indication, the identity of the filer, and the date of filing. If an IND has not been filed, please explain why.

Oncology Product Candidates and Development Strategy
Specific Antigen Approach, page 75

15. Please enlarge the graphics on this page and in your chart on page 72 for purposes of improving legibility. In addition, please provide brief narrative disclosure accompanying the illustrations on page 75 to clarify the information in the legends, including the meaning and significance of p-values in the left-most chart and the differences in color-coding in the right-most chart. Please also explain the meaning of the clusters of data points in the left-most chart.

16. We note your discussion of ongoing Phase 1 trials for both LV305 and G305. Please disclose whether any preliminary data will be made available prior to completion of the trials and, if so, when.

Endogenous Antigen Approach, page 76

17. Your disclosure indicates that your Phase 1 trial for G100 is ongoing and is expected to be completed in the first quarter of 2015. However, you also indicate you have observed an initial complete response and are currently following the patient in question to ascertain the durability of the response. Please expand your disclosure regarding this trial to provide appropriate context. For example, if observations regarding any of the other patients in the trial are available at this time, you should compare these to the patient who experienced a complete response. In addition, please disclose the number of patients treated to date, the dosing protocol administered and the date of commencement of the trial.

Infectious Diseases and Allergy Immunotherapy Programs, page 77

18. We note that several of the bars in the chart on this page in the "IND" category are of varying lengths. Please provide narrative disclosure to the chart indicating with more

specificity the development stage of each collaboration product candidate.  If IND applications have not been filed for any candidates, please replace the "IND" category with a more accurate descriptor.

19. We note that you have a pandemic flu vaccine in development with Medicago currently in Phase 2 trials.  Please disclose whether your or Medicago has filed an IND application for this product candidate and disclose the date the application was filed.  If no IND application was filed, please explain why.  Finally, please include a description of all material terms of any underlying agreement with Medicago in your section describing collaboration agreements.

Manufacturing, page 77

20. Please identify and disclose all material terms of the agreements relating to the manufacturing of GLA and LV305 in this section or advise us why such information should not be considered material.

21. Please clarify whether you continue to contract with Henogen SA for manufacture of your LV305 product candidate.  If so, you should disclose here the extent to which the manufacturing services provided by Henogen relating to LV305 may be obtained from other parties.  In this regard, we note your risk factor disclosure on page 27 indicates that you are "transitioning to dual sourcing of [your] lentiviral vectors to mitigate the risk of future supply interruptions."  Please discuss the status of that transition.

Patents
DCVex, page 78
GLAAS, page 78

22. To the extent not already provided, of your licensed patents please identify the licensor, the type of patent (composition of matter, method of use, etc.) and the intellectual property to which the patent relates.  Similarly, with respect to the material patents you own, please disclose the intellectual property to which the patent relates and the type of patent (composition of matter, method of use, etc.). You should also provide the respective jurisdictions of the foreign patents in your portfolio.

Licensing Agreements
Exclusive License Agreement with Caltech, pages 78-79

23. Please disclose the total amount of potential regulatory and development milestone payments you may be required to pay Caltech under the agreement.

License Agreement with UNC Chapel Hill, page 79

24.  Please disclose the total amount of fee payments made to UNC to date, including upfront license-issue fees, annual renewal fees and option extension fee.  Please additionally disclose the date by which you must decide whether to exercise your option for an exclusive license in this section.

Amended and Restated License Agreement with
the Infectious Disease Research Institute, page 79

25. Please disclose exactly what patent rights you license under this agreement, including the type of protection offered by each patent and which of your product candidates are implicated under the patents.

26. Please disclose the total amount you have paid to date in fees and research support under this agreement and the total amount of potential development and regulatory milestone payments you may be required to pay IDRI.

Collaboration Agreements
Exclusive License Agreements with MedImmune, page 80

27. Please disclose the total amount of upfront payments you have received under this license agreement and the total amount of potential development, regulatory and commercial milestone payments you may receive under the agreement.

Legal Proceedings
Henogen SA v. TheraVectys SA, page 89

28. Please clarify whether the Commercial Court of Paris ordered Henogen to cease working with you as part of its April 11, 2014 decision.  If so, please describe the status of your compliance with the order.

Shares Eligible for Future Sale
Lock-up Agreements, page 120

29. Please file the form of lock-up agreement as an exhibit to your registration statement.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Ibolya Ignat at (202) 551-3656 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Stephenson at (202) 551-3192, Dan Greenspan at (202) 551-3623, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc:     Via E-mail
        Seo Salimi, Esq.
        Hogan Lovells US LLP